UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39950

Evaxion A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s (the “Company”) registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Resolutions passed at the Annual General Meeting

On April 16, 2026, Evaxion A/S (the “Company”) held its Annual General Meeting and 104,894,401 ordinary shares of the Company representing in total 25,15 % of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of the chairman of the meeting

Attorney-at-law Lars Lüthjohan was elected as chairman of the meeting.

Agenda Item 2: The board of directors' report on activities of the Company in the past year

The General Meeting took note of the report of the board of directors on the activities of the Company in the past year.

Agenda Item 3: Presentation of the audited annual report for adoption

The General Meeting approved the Company’s audited annual report for the financial year 2025.

Agenda Item 4: Resolution on the allocation of profit or coverage of loss, cf. the adopted annual report

The General Meeting approved that the loss related to the financial year 2025 be transferred to the next financial year.

Agenda Item 5: Election of members to the board of directors

Questions were asked and answered to the General Meeting’s satisfaction.

Marianne Søgaard, Lars Holtug, Lars Aage Staal Wegner and Roberto Prego Pineda were re-elected as members of the board of directors.

Jens Bitsch-Nørhave was elected as a new board member.

Agenda Item 6: Election of auditor

EY Godkendt Revisionspartnerselskab was re-elected as the Company’s auditor in accordance with the recommendation from the board of directors.

Agenda Item 7: Any motion from the board of directors and/or the shareholders

7a – Proposal from the board of directors – proposal to authorize the board of directors to issue warrants

The board of directors proposed to amend the articles of association by increasing the current authorization in article 2.5 of the articles of association to issue warrants to members of the Company's board of directors and executive management as well as key-employees of the Company or its subsidiaries to nominal DKK 11,900,000. The board of directors specifically proposed that the existing authorization in article 2.5 was amended as follows:

“The board of directors is until 15 April 2029 authorized at one or more times to issue warrants to members of the company's board of directors and executive management as well as key employees of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 11,900,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 15 April 2029 at one or more times to increase the company's share capital with up to nominal value of DKK 11,900,000 without pre-emptive rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 0.25 and a maximum nominal value of DKK 11,900,000.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

The General Meeting adopted the proposal to amend the existing authorization in article 2.5 of the articles of association with the required majority.

7b - Proposal from the board of directors – proposal to authorize the board of directors to obtain loans against issuance of convertible loan notes

The board of directors proposed to replace the lapsed authorization in article 3.3 of the articles of association with a new authorization to obtain loans against issuance of convertible loan note which gives the right to subscribe for shares for a total of up to nominal value of DKK 73,500,000 without pre-emptive subscription rights for the Company's shareholders. The board of directors specifically proposed that an updated authorization in article 3.3 was adopted as follows:

“The board of directors is until 15 April 2031 authorized at one or more times to obtain loans against issuance of convertible loan notes which give the right to subscribe for shares for a total of up to nominal value of DKK 73,500,000 without pre-emptive subscription rights for the company's shareholders. The conversion shall be carried out at a price that corresponds in aggregate to at least the market price at the time of the decision of the board of directors. Shares shall be considered issued at market price if the shares are issued at +/-10% of the listed price for the company’s shares on a relevant stock exchange in Europe or the USA. The loans shall be paid in cash. The terms and conditions for the convertible loan notes shall be determined by the board of directors.

As a consequence of the conversion of the convertible loan notes, the board of directors is authorized until 15 April 2031 to increase the share capital by a nominal value of up to DKK 73,500,000 by conversion of the convertible loan notes. The company's shareholders shall not have pre-emptive rights to subscribe for shares issued by conversion of the convertible loan notes. The shares issued based on convertible loan notes shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

The General Meeting adopted the proposal to amend the existing authorization in article 3.3 of the articles of association with the required majority.

Agenda Item 8: Proposal to authorize the chairman of the meeting

The chairman of the General Meeting (with a right of substitution) was with the required majority authorized on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the General Meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

Agenda Item 9: Miscellaneous

Questions were asked and answered to the General Meeting’s satisfaction.

The Company’s Articles of Association were amended as of April 16, 2026, to reflect the above proposals from the Company’s Annual General Meeting and are attached hereto as Exhibit 3.1.

Exhibits

Exhibit
No.	Description

3.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion A/S

Date: April 22, 2026	By:	/s/ Dr. Helen Tatyon-Martin
Dr. Helen Tayton-Martin
Chief Executive Officer